To:	The Audit Committee of DPL Inc.	Exhibit 99(b)

From:	Taft, Stettinius & Hollister LLP

Date:	May 15, 2004

Re:	Supplement to the April 26, 2004 Report of Independent Review of Daniel L. Thobe Memorandum

               As independent counsel to the Audit Committee of DPL Inc.1 (the “Audit Committee”), Taft, Stettinius & Hollister LLP (“TS&H”) submitted its report, dated April 26, 2004 (“Report”), summarizing TS&H’s review of the concerns raised by Daniel L. Thobe, the Company’s Controller.  Pursuant to the terms of the Audit Committee’s engagement with TS&H, this Supplement to the Report (“Supplement”) is intended for members of the Audit Committee only, and may not otherwise be quoted, utilized or relied upon without the prior written authorization of the Audit Committee and TS&H.  This Supplement should be read in conjunction with the Report.

Purpose and Summary of Supplement

               This Supplement addresses additional information received by TS&H since April 26, 2004.  This information includes written submissions by, or on behalf of, Messrs. Forster and Koziar and Ms. Muhlenkamp, as well as documentation received from the Company concerning the historical accrual of deferred compensation balances of Messrs. Forster and Koziar and Ms. Muhlenkamp.  Additional information was provided by Messrs. Forster and Koziar and Ms. Muhlenkamp concerning expense reimbursements and corporate aircraft usage.  Taking this new information into account, Deloitte & Touche’s (“D&T”) revised analysis of the personal use of corporate aircraft concludes that the potential under-reported taxable income for Messrs. Forster and Koziar and Ms. Muhlenkamp for the years 2001 through 2003 is approximately $225,000 -- down from $335,000 as of April 26th.  While additional information concerning business purposes was provided for several of the travel and expense (“T&E”) reimbursements, no additional documentation or receipts were provided by Mr. Forster or Ms. Muhlenkamp.  Accordingly, the Report’s conclusions and recommendations regarding T&E reimbursement remain the same, with the latest business purpose explanations being included in the D&T summary memorandum concerning this subject.  With respect to the historical accrual of deferred compensation balances, a summary of documentation relating to the Compensation Committee’s action or state of knowledge regarding each of the compensation awards of Messrs. Forster and Koziar and Ms. Muhlenkamp has been prepared and is included within Appendix III to this Supplement.  Except as specifically modified or amplified by this Supplement, the findings, conclusions and recommendations of the Report remain unchanged.

[1]	DPL Inc., an Ohio corporation, and its subsidiaries are referred to herein collectively as the “Company.”

Opportunity to Comment and Provide Additional Information

               On April 27, 2004, the Audit Committee provided a copy of the Report to counsel for Messrs. Forster and Koziar and Ms. Muhlenkamp to permit them to respond, if they so chose, prior to the Audit Committee’s consideration of the Report and prior to any recommendation the Audit Committee may make to the Board of Directors.  On May 4, 2004, by letter sent by telecopy, e-mail and Federal Express, TS&H advised Messrs. Forster and Koziar and Ms. Muhlenkamp of the opportunity, but not the obligation, to bring any additional factual material to TS&H’s attention by May 10, 2004 that they believed related to any issues under study in the Report.  On May 4, 2004, letters also were sent by telecopy to Messrs. Forster and Koziar and Ms. Muhlenkamp enclosing lists of specific remaining issues concerning expense reimbursements and aircraft usage for the years 2001 through 2003.

               Since the date of the Report and in response to TS&H’s letters, TS&H has received and, with the assistance of D&T, has reviewed statements of business purpose for expense reimbursements and corporate aircraft usage from Messrs. Forster and Koziar and Ms. Muhlenkamp.  Personal flight logs and certain T&E receipts for Mr. Koziar have been received as well.  Additional documentation relating to journal entries associated with historical compensation awards has been received from the Company.  In letters to the Audit Committee dated May 10, 2004, Mr. Forster and Ms. Muhlenkamp also commented on conclusions in the Report with which they disagreed.  Mr. Koziar has, through counsel, provided comments on parts of the Report as well.  After careful review and consideration of those responses, TS&H does not believe any changes to the conclusions in the Report are warranted, other than as specifically noted in this Supplement.  TS&H had previously conducted multi-day interviews with these individuals and their interview comments, which were generally consistent with their recent letters, had already been included in the Report as appropriate.

Travel and Expense Reimbursement Documentation

A.	Expense Reimbursements

               D&T’s analysis included in the Report found that approximately $355,000 of expense reimbursements of Mr. Forster and Ms. Muhlenkamp for the years 2001 through 2003 lacked complete documentation that would verify a business purpose.  The Report further noted that some of the descriptions of business purposes for these expenses did not adequately provide information necessary to substantiate the business expenses.  On May 4, 2004, TS&H sent updated lists of the T&E expense reimbursements and aircraft usage to Messrs. Forster and Koziar and Ms. Muhlenkamp for the years 2001 through 2003 so that each could provide information concerning the business purposes for the charges and any additional receipts to the extent each of them was able to do so.  Each had previously been asked for the same information in the course of the review.

               In response, on May 10, 2004, TS&H received a listing of business purposes for a number of the expenses under review.  This additional information has been incorporated in the comment sections of D&T’s Expense Reimbursements schedules included within Appendix III to this Supplement.  No additional supporting documentation or receipts were provided for any of the charges by Mr. Forster or Ms. Muhlenkamp.  Mr. Koziar provided certain hotel receipts.  Accordingly, TS&H’s conclusions and recommendations regarding the travel and expense reimbursements set forth in the Report remain the same, with the proviso that business purposes have been stated for many more of the reimbursed expenses.

B.	Personal Use of Corporate Aircraft

               D&T’s original analysis of the reported personal usage of corporate aircraft for Messrs. Forster and Koziar and Ms. Muhlenkamp for the years 2001 through 2003 identified potential under-reported taxable income to these individuals of up to approximately $335,000 for this period.  In its original analysis, D&T was unable to match all of the flights in the flight logs with flights reported in the Company’s records as personal flights.  In response to TS&H’s May 4, 2004 letter requesting a statement of business purpose and any additional receipts, Mr. Forster and Ms. Muhlenkamp provided personal records regarding flights, including the business purpose of certain flights.  Mr. Koziar provided his personal flight log.  Based upon the additional information, D&T was able to reconcile and reclassify certain flights on D&T’s schedule.  The reconciliation and reclassification resulted in a decrease in the number of flights reported by D&T as (i) business with undeclared guest passengers or (ii) business without other corroborating documentation in D&T’s schedule -- reducing the number of flights involved in the potential under-reported taxable income category.

               In his response, Mr. Forster stated that he did not report children on some of his flights.  Mr. Forster said that it was not Company policy to treat children under 18 years of age as guests and report their mileage as personal.  No documentation outlining such a policy has been provided.  According to an undated Policy Governing the Use of Corporate Aircraft, if the “flight has a business-related purpose and there are vacant seats, hitchhikers, including an officer’s or director’s family and guests, may occupy those seats.  A charge for the hitchhiker will be made to the officer or director in accordance with IRS regulations.”  IRS regulations do not exempt children under the age of 18 from being reported.  The IRS regulation defining gross income provides that for purposes of non-commercial flight valuation “the value of a flight on an employer-provided aircraft by an individual who is less than two years old is deemed to be zero.”  (Section 1.61-21(g)(1)).

               Mr. Forster and Ms. Muhlenkamp also provided information regarding the business purposes for a number of flights previously listed by D&T as “Trips Reported as Business with Guest Passengers” and “Trips Reported as Business without Other Corroborating Business Expense Documentation.”  No new supporting documentation, such as receipts or meeting minutes, was provided to corroborate the business purpose for such flights.  Mr. Koziar’s attorney represented that, according to Mr. Koziar’s records, all trips reported as business without corroborating documentation were business trips.  However, TS&H was not provided with copies of any documentation to corroborate the business purpose for such trips.  Mr. Koziar’s attorney also represented that the lack of expense documentation is because some of these trips were (i) same-day-return trips for which there would be no other expenses, or (ii) trips where expenses were covered by other employees on the flight.  D&T re-examined these two categories of flights and Messrs. Forster’s and Koziar’s and Ms. Muhlenkamp’s monthly expense reimbursement reports.  If any of the three individuals were traveling together on a flight but only one of them submitted business expenses for such a trip, D&T assumed for reporting purposes that the expense reimbursement for one individual covered all such individuals on the trip and that the trip could be considered a business trip for each of the three individuals on the trip.  The schedules were revised accordingly.

Based on these assumptions, D&T’s revised analysis concludes that the potential under-reported taxable income for Messrs. Forster and Koziar and Ms. Muhlenkamp for the years 2001 through 2003 is approximately $225,180 ($143,685 for Mr. Forster; $10,782 for Mr. Koziar; and $70,714 for Ms. Muhlenkamp).  In all other respects, the Report’s conclusions and recommendations regarding personal use of the corporate aircraft remain the same.

Historical Accrual of Deferred Compensation

               At the request of the Audit Committee on April 10, 2004, TS&H, with the assistance of D&T, began a review of the historical accrual of deferred compensation for Messrs. Forster and Koziar and Ms. Muhlenkamp from 1998 through 2003, when significant balances were paid out of the deferred compensation accounts to each individual.2 Since the date of the Report, additional information has been received from the Company and the analysis has been updated.  As part of the process, TS&H and D&T prepared a summary of contemporaneous documentation made available by the Company concerning each compensation award, which is included in Appendix III.  Some form of documentation has been provided relating to the Compensation Committee’s action or state of knowledge regarding each of the compensation awards with the exception of the two items explained below.

A.	Mr. Forster

               Mr. Forster’s standard deferral account was credited $100,000 for deferred cash incentive in 2002 according to information provided by the Company.  Ms. Muhlenkamp wrote a letter to Ms. Eileen Ortega of Nations Bank informing her of a wire transfer of $100,000 on January 30, 2002 to be invested in Mr. Forster’s standard deferral account.  A handwritten note on this letter states that $50,000 is related to “2001 Consulting” and $50,000 is related to “2002 Consulting.”  Compensation Committee minutes for a January 29, 2002 meeting state that 2001 Management Incentive Plan targets were not achieved and therefore the 2001 incentive was zero for those executives in this program.  No reference to Compensation Committee approval, such as Compensation Committee minutes, has been provided for this $100,000 award.

[2] The process relating to the withdrawals and related tax deductibility limitations under Section 162(m) of the Internal Revenue Code was addressed in detail in the Report.  The earnings effect of resulting adjustments to the Company’s deferred tax account had previously been quantified by the Company and its independent auditors, KPMG LLP, to be approximately $9.5 million.  This figure may remain subject to further review by KPMG in light of information now made available (as the result of this review) relating to the timing of historical deferrals that made up the 2003 withdrawals, and the related proper application of Section 162(m) in the context of these earlier accruals.

B.	Ms. Muhlenkamp

               In 1999, $1,017,620 was credited to Ms. Muhlenkamp’s standard deferral account for incentive awards in Stock Incentive Units (“SIU”) according to information provided by the Company.  Mr. Forster, then the Company’s CEO, wrote Ms. Muhlenkamp a letter dated March 20, 1996 establishing her potential four-year SIU opportunity for an award of up to 20,000 SIUs.  Mr. Forster, as the Company’s Chairman, also wrote a letter to Ms. Muhlenkamp dated July 1, 1997 notifying her of an opportunity for an award of 2,050 SIUs for 1996-1997.  Mr. Forster, as Chairman, wrote a letter to Ms. Muhlenkamp dated November 29, 1999, copying Mr. Hill, the Company’s CEO, and Mr. Koziar, the Company’s Group Vice President and Secretary, notifying her that the original 1996 opportunity of 20,000 SIUs and the 1997 opportunity of 2,000 SIUs were considered earned and vested and that after accrued and reinvested dividends and a stock split of the SIUs, the amount credited totaled 59,207 SIUs ($1,017,620 @ $17.1875 per share).  Both Mr. Forster and Mr. Hill served on the Executive Committee at the time of this letter.  No Compensation Committee minutes specifically authorizing this award have been provided to us.  The December 7, 1999 Compensation Committee meeting minutes reflect approval of awards totaling 94,416 RSUs (pre-split).  A December 15, 1999 draft letter lists the SIUs awarded to each individual as approved by the Compensation Committee, but the letter does not include a reference to Ms. Muhlenkamp.

               For a complete review of documentation made available for each of the compensation awards under study, please see the joint TS&H and D&T deferred compensation materials in Appendix III to this Supplement.

               As a result of receiving additional journal entry documentation and explanations from the Company, certain previously unreported awards have now been tied to the Company’s journal entries.  This is reflected in D&T’s updated memorandum concerning deferred compensation balance analysis included as part of Appendix III to this Supplement.

TAFT, STETTINIUS & HOLLISTER LLP

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